January 28, 2019

Deborah Deibert
Chief Financial Officer
Emerge Energy Services LP
5600 Clearfork Main Street, Suite 400
Fort Worth, Texas 76109

       Re: Emerge Energy Services LP
           Form 10-K filed March 1, 2018
           Filed March 1, 2018
           File No. 001-35912

Dear Ms. Deibert:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K

Our Business, page 5

1. Proven and probable reserves are disclosed for your San Antonio property. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Industry Guide 7(c). To minimize the transfer of paper, please provide the requested information on a CD or a flash drive, formatted as
      Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

      In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the
 Deborah Deibert
Emerge Energy Services LP
January 28, 2019
Page 2
         Exchange Act.

         If there are any questions concerning the above request, please phone Mr. George K.
         Schuler, Mining Engineer at (202) 551-3718.
2. Please disclose the frac sand price you use to calculate your reserves within or adjacent to your reserve tables.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact George K. Schuler, Mining Engineer at (202) 551-3718 or Pam Howell at
(202) 551-3357 with any questions.



                                                               Sincerely,
FirstName LastNameDeborah Deibert
                                                               Division of
Corporation Finance
Comapany NameEmerge Energy Services LP
                                                               Office of
Beverages, Apparel and
January 28, 2019 Page 2                                        Mining
FirstName LastName